Exhibit 99.1

Aurinia Announces Further Strengthening of the Senior Management Team

- Max Donley appointed EVP, Internal Operations and Strategy -
- Glenn Schulman appointed SVP, Corporate Communications and Investor Relations -

VICTORIA, British Columbia--(BUSINESS WIRE)--July 18, 2019--Aurinia Pharmaceuticals Inc. (NASDAQ: AUPH/TSX: AUP) (the “Company”), a late-stage clinical biopharmaceutical company with ongoing research in lupus nephritis (“LN”), today announced the appointments of Mr. Max Donley as Executive Vice President of Internal Operations and Strategy and Dr. Glenn Schulman as Senior Vice President of Corporate Communications and Investor Relations.

“It is a pleasure to welcome Max and Glenn to the team at this critical juncture for Aurinia. As we continue to build and expand the organization, and prepare for the potential U.S. commercialization of voclosporin, their respective talents complement the team already in place, helping to scale the organization and ensure we maintain open communication with all of our stakeholders,” commented Peter S. Greenleaf, President and Chief Executive Officer of Aurinia.

Mr. Donley commented, “This is an exciting time for Aurinia, and for the future treatment landscape for LN. In parallel to preparing for the clinical and regulatory requirements of filing a NDA to the FDA, I look forward to spearheading infrastructure growth necessary to support the potential commercialization of voclosporin and maturation of Aurinia into a vertically integrated commercial biopharmaceutical company.”

Max Donley, MBA
Executive Vice President, Internal Operations and Strategy
Mr. Donley most recently led Human Resources, Information Technology and Facilities at Senseonics. Prior to that, Mr. Donley was Executive Vice President of Global Human Resources, Information Technology, and Corporate Strategy at Sucampo Pharmaceuticals until its acquisition in February 2018. Prior to that, Mr. Donley served as Executive Vice President, Human Resources and Corporate Affairs at MedImmune, where he provided business-integrated leadership and delivered professional tools, programs and services to optimize MedImmune’s human capital investments worldwide.

Mr. Donley received his BA from University of Michigan and his MBA from the George Mason University.

Glenn Schulman, PharmD, MPH
Senior Vice President, Corporate Communications and Investor Relations
Glenn Schulman is a healthcare professional with nearly twenty years of advising biotech and life science companies. Prior to joining Aurinia, Dr. Schulman led Corporate Communications and Investor Relations at Achillion Pharmaceuticals, Inc. (NASDAQ: ACHN). Prior to Achillion, Dr. Schulman held positions of increasing responsibility at CuraGen Corp. where he was ultimately responsible for all aspects of corporate and medical communications, investor and public relations.

Dr. Schulman received his BS Pharmacy from Philadelphia College of Pharmacy, Doctor of Pharmacy degree from Rutgers, Ernest Mario School of Pharmacy, and completed a post-doctoral fellowship at Memorial Sloan-Kettering Cancer Center. Dr. Schulman received his MPH, Health Management, from Yale University.

About Aurinia

Aurinia Pharmaceuticals is a late clinical-stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The Company is currently developing an investigational drug, for the treatment of Lupus Nephritis, Focal Segmental Glomerulosclerosis and Dry Eye Syndrome. The Company’s head office is in Victoria, British Columbia and focuses its development efforts globally. For further information, see our website at www.auriniapharma.com.

About Voclosporin

Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,600 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action. By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses and stabilizes the podocyte in the kidney. It has been shown to have a more predictable pharmacokinetic and pharmacodynamic relationship (potentially requires no therapeutic drug monitoring), an increase in potency (vs cyclosporin), and an improved metabolic profile compared to legacy CNIs. Aurinia anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries and until April 2028 with anticipated pediatric extension. Further, the new Notice of Allowance is expected to result in the issuance of a U.S. patent with a term extending to December 2037. If the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol under the Notice of Allowance, the issuance of this patent will expand the scope of intellectual property protection for voclosporin to December 2037.

About VOS

Voclosporin ophthalmic solution (“VOS”) is an aqueous, preservative free nanomicellar solution intended for use in the treatment of DES. A Phase 2a study was recently completed with results released in January of 2019. Previously, a Phase 1 study with healthy volunteers and patients with DES was also completed as were studies in rabbit and dog models. VOS has IP protection until 2031.

Forward-Looking Statements

Certain statements made in this press release may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable United States securities law. These forward-looking statements or information include but are not limited to statements or information with respect to: Aurinia’s anticipation that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries and until April 2028 with anticipated pediatric extension; that the new Notice of Allowance is expected to result in the issuance of a U.S. patent with a term extending to December 2037; that if the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol under the Notice of Allowance, the issuance of this patent will expand the scope of intellectual property protection for voclosporin to December 2037; Aurinia’s ongoing commitment to drive shareholder value through the advancement and commercialization of voclosporin and to maintain an active dialogue with its investment community as it continues to execute on the Company’s strategy.

It is possible that such results or conclusions may change based on further analyses of these data. Words such as “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements. We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about: Aurinia being able to extend and protect its patents on terms acceptable to Aurinia, Aurinia successfully completing its clinical trials, Aurinia receiving regulatory approval on terms acceptable to Aurinia, and Aurinia having sufficient funds on hand to complete its trials and operations as currently planned.

Even though the management of Aurinia believes that the assumptions made, and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

Forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Such risks, uncertainties and other factors include, among others, the following: Aurinia not being able to extend or fully protect its patent portfolio for voclosporin, Aurinia not obtaining necessary regulatory approval, negative results from clinical trials, and cash outlays being higher than currently planned.

Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many of the factors are beyond our control. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this press release is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.

We seek Safe Harbor

Contacts

Investors & Media
Glenn Schulman, PharmD, MPH
SVP, Corp Comm & IR
gschulman@auriniapharma.com